EXHIBIT L
TO
MINERAL LEASE AND OPTION TO PURCHASE

25026556

APN 00-002-80

APN ____________

APN ____________

567833

Official Records Nye County Nevada
Requested By: Cow County Title Co
07/31/03 11:12 AM
Donna L. Motis Recorder
Fee: $16.00 State: $ Dep: cw

FOR RECORDERS USE ONLY

TITLE OF
DOCUMENT **CORPORATION GRANT, BARGAIN, SALE DEED**



A.P.N. # 00-002-80

R.P.T.T. $ 20.80
ESCROW NO. 25026556
Full Value

RECORDING REQUESTED BY:
COW COUNTY TITLE CO. 567833
WHEN RECORDED MAIL TO:
MAIL TAX STATEMENTS TO:

BARRICK BULLFROG INC.
136 EAST SOUTH TEMPLE #1050
SALT LAKE CITY UT 84111-1080

CORPORATION
GRANT, BARGAIN, SALE DEED

THIS INDENTURE WITNESSETH: That
PARADOR MINING CO., INC., a California Corporation

in consideration of $10.00, the receipt of which is hereby acknowledged, does hereby Grant, Bargain Sell and Convey to
BARRICK BULLFROG INC., a Delaware Corporation

and to the heirs and assigns of such Grantee forever, all that real property situated in the
County of NYE State of Nevada, bounded and described as follows:
SEE EXHIBIT "A" ATTACHED HERETO AND MADE A PART HEREOF

Together with all and singular the tenements, hereditaments and appurtenances thereunto belonging or in anywise appertaining, and any reversions, remainders, rents, issues or profits thereof.

DATE: July 15, 2003

PARADOR MINING CO., INC.
a California Corporation

BY: Elizabeth Adoor
ELIZABETH ADOOR
President

BY:

STATE OF Nevada }
} ss.
COUNTY OF Clark }

This instrument was acknowledged before me on 7·21·03,
by, ELIZABETH ADOOR

Signature
Notary Public

NICOLA A. ZANIEWSKI
Notary Public, State of Nevada
Appointment No. 03-79364-1
My Appt. Expires Dec 26, 2006

EXHIBIT "A"

LEGAL DESCRIPTION

ESCROW NO.:   25026556

The Sunset No. 1 and Sunset No. 2 lode mining claims designated by the Surveyor General as Survey No. 2539, embracing a portion of unsurveyed Public Domain in the Bullfrog Mining District, Nye County, Nevada, and bounded and described in that certain Patent recorded in Book 19 of Deeds, page 265 as File No. 1288, Nye County, Nevada records, which further stipulated that all that portion of ground, veins, lodes, and ledges described in said claims which is appurtenant to and embraced in Survey No. 2418 and that portion of Survey No. 2425 which is in conflict with Survey No. 2418 is expressly excepted and excluded from said land.

RESERVING UNTO THE ELIZABETH ADOOR LIVING TRUST DATED August 10, 1993, Elizabeth Adoor, Trustee, whose address is 10229 Birch Bluff Lane, Las Vegas NV 89145, a five percent (5%) royalty of the gross proceeds received by Grantee, or their successors in interest, from the sale of ores, minerals, and all other products mined, produced and sold from said property subsequent to the date of this conveyance. Grantee shall have no obligation whatsoever, express or implied, to explore, develop, produce, mine or carry out any work upon said property.

STATE OF NEVADA
DECLARATION OF VALUE

FOR RECORDERS OPTIONAL USE ONLY
Document/Instrument No.:
Book: Page: 567833
Date of Recording:
Notes:

1. Assessor Parcel Number(s):
   a) 00-002-80
   b)
   c)
   d)

2. Type of Property:
   a) XX Vacant Land b) ____ Single Family Res.
   c) ____ Condo/Townhouse d) ____ 2-4 Plex
   e) ____ Apartment Bldg. f) ____ Comm'l/Ind'l
   g) ____ Agricultural h) ____ Mobile Home
   i) Other:

3. Total Value/Sales Price of Property $ 15,700.00

   Deed in Lieu of Foreclosure Only (Value of Property) $

   Transfer Tax Value $ 15,700.00

   Real Property Transfer Tax Due: $ 20.80

4. If Exemption Claimed:

   a. Transfer Tax Exemption, per NRS 375.090, Section:

   b. Explain Reason for Exemption:

5. Partial Interest: Percentage being transferred: ____ %

The undersigned declares and acknowledges, under penalty of perjury, pursuant to NRS 375.060 and NRS 375.110, that the information provided is correct to the best of their information and belief, and can be supported by documentation if called upon to substantiate the information provided herein. Furthermore, the disallowance of any claimed exemption or other determination of additional tax due, may result in a penalty of 10% of the tax due plus interest at 1% per month. **Pursuant to NRS 375.030, the Buyer and Seller shall be jointly and severally liable for any additional amount owed**

Signature: ____________ Capacity: ____________

Signature: [signature] Capacity: PRESIDENT

SELLER (GRANTOR) INFORMATION (required)	BUYER (GRANTEE) INFORMATION (required)
Print Name: PARADOR MINING CO., INC.	Print Name: BARRICK BULLFROG INC.
Address: 10229 BIRCH BLUFF LANE	Address: 136 EAST SOUTH TEMPLE #1050
City/State/Zip: LAS VEGAS NV 89145	City/State/Zip: SALT LAKE CITY UT 84111-108

COMPANY/PERSON REQUESTING RECORDING (required if not the Seller or Buyer)

Company Name: COW COUNTY TITLE Escrow No.: 25026556
Address: 363 Erie Main St.
City/State/Zip: Tonopah, NV 89049

(AS A PUBLIC RECORD THIS FORM MAY BE RECORDED/MICROFILMED)